                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)


                           TRANSATLANTIC HOLDINGS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  893521 10 4
                   -----------------------------------------
                                 (CUSIP Number)

                             KATHLEEN E. SHANNON
                          VICE PRESIDENT AND SECRETARY
                        AMERICAN INTERNATIONAL GROUP, INC.
            70 PINE STREET, NEW YORK, NEW YORK 10270  (212) 770-5123
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                               SEPTEMBER 11, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

CUSIP No. 893521  10  4                                      PAGE 2 of 7 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AMERICAN INTERNATIONAL GROUP, INC.
        IRS NO. 13-2592361

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) / /
                                                                        (B) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS
        WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)
                                                                            / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

        INCORPORATED IN THE STATE OF DELAWARE


                          7   SOLE VOTING POWER
    NUMBER OF                    5,949,568
     SHARES
  BENEFICIALLY            8   SHARED VOTING POWER
    OWNED BY                    17,693,020
      EACH
   REPORTING              9   SOLE DISPOSITIVE POWER
     PERSON                      5,949,568
      WITH
                          10  SHARED DISPOSITIVE POWER
                                17,693,020

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        17,693,020

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        51.1

14   TYPE OF REPORTING PERSON
        HC, CO

                                  SCHEDULE 13D

CUSIP No. 893521  10  4                                      PAGE 3 of 7 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AMERICAN HOME ASSURANCE COMPANY
        IRS ID# 13-5124990

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) / /
                                                                        (B) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS
        WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)
                                                                            / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

        INCORPORATED IN THE STATE OF NEW YORK


                          7   SOLE VOTING POWER
    NUMBER OF
     SHARES
  BENEFICIALLY            8   SHARED VOTING POWER
    OWNED BY                    11,743,452
      EACH
   REPORTING              9   SOLE DISPOSITIVE POWER
     PERSON
      WITH
                          10  SHARED DISPOSITIVE POWER
                                11,743,452

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       11,743,452

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.9

14   TYPE OF REPORTING PERSON
        IC, CO

ITEM 1.  Security and Issuer.

     This Statement relates to the common stock, par value $1.00 per share ("Common Stock"), of Transatlantic Holdings, Inc., a Delaware corporation ("Company"). This statement amends and supplements Items 1, 3 and 5 of the Statement on Schedule 13D dated August 13, 1991, Amendment No. 1 to such
Schedule 13D dated November 3, 1993, Amendment No. 2 to such Schedule 13D dated March 4, 1994, Amendment No. 3 to such Schedule 13D dated March 31, 1994, Amendment No. 4 to such Schedule 13D dated November 21, 1995, Amendment No. 5 dated July 9, 1998 and Amendment No.6 to such Schedule 13D dated August 7, 1998 (hereinafter collectively referred to as the "Schedule 13D"), previously filed by American International Group, Inc., a Delaware corporation ("AIG"), on behalf of itself and its wholly owned subsidiary, American Home Assurance Company, a New York corporation ("AHAC"). The principal executive offices of the Company are located at 80 Pine Street, New York, New York 10005.

     Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms as in the Schedule 13D.





                               Page 4 of 7 Pages

ITEM 3.  Source and Amount of Funds or Other Consideration.

         During the period from August 24, 1998 through September 11, 1998, AIG purchased 348,400 additional shares of Common Stock for an aggregate purchase price of $28,602,921. AIG used its available working capital to purchase the shares of Common Stock.




ITEM 5.  Interest in Securities of Issuer.

         (a) and (b). The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages to this Amendment No. 7 to Schedule 13D and is based upon the number of shares of Common Stock outstanding on June 30, 1998, as reported in the Company's Quarterly Report on Form 10-Q, for the quarter ended June 30, 1998.


                               Page 5 of 7 Pages

         (c). Since the filing of Amendment No. 6 to Schedule 13D dated August 7, 1998, AIG has acquired 348,400 shares of Common Stock as follows:



         Date          Number of Shares Purchased          Price Per Share
         ----          --------------------------          ---------------
          8/24/98                 1,100                         $80.7500
            "                     1,500                          80.2500
            "                    10,500                          80.5000
            "                     3,000                          80.6250
            "                    22,000                          80.5625
            "                      900                           80.5875
            "                    11,100                          81.0000
            "                     1,000                          81.5000
            "                     3,200                          81.7500
            "                       300                          81.8125
            "                     5,100                          81.8750
            "                     6,700                          81.9375
            "                    10,000                          82.0000
            "                     1,000                          82.1250
            "                    21,600                          82.1875
            "                       800                          82.4375
            "                    23,000                          82.5000
            "                     1,200                          82.3750
            "                     2,500                          82.3125
            "                    26,700                          82.2500
            "                     1,000                          82.6250
            "                       500                          82.6875
            "                       800                          82.7500
            "                    18,500                          80.0000
            "                       800                          83.3250
            "                       700                          83.3875
            "                       400                          83.2500
            "                       200                          83.3125
            "                     2,200                          83.4375
            "                     2,500                          83.5000
            "                     1,500                          83.7500
            "                    12,500                          84.0000
            "                     2,300                          80.8750
            "                     2,000                          83.8125
            "                       900                          83.6250
         8/26/98                    600                          81.9375
            "                    24,200                          82.0000
         8/27/98                  3,600                          82.0000
            "                     1,200                          81.8125
            "                    11,200                          81.8750
         8/28/98                 15,000                          82.0000
            "                       600                          81.9375
         8/31/98                  9,800                          82.0000
            "                     8,100                          81.9375
            "                     1,000                          81.7500
            "                       800                          81.8750
          9/1/98                  2,200                          81.2500
            "                     2,800                          81.5625
            "                     2,400                          81.6250
            "                       500                          81.5000
            "                     2,000                          82.0000
         9/10/98                 36,000                          82.0000
         9/11/98                 26,400                          82.0000


The above purchases were made in Open Market Purchases. AIG, AHAC, SICO and Starr and, to the best of AIG's and AHAC's knowledge, the Covered Persons, have not engaged in any transactions in Common Stock within the past 60 days other than those transactions described above.



                               Page 6 of 7 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 11, 1998


                                            AMERICAN INTERNATIONAL GROUP, INC.


                                            By: /s/ KATHLEEN E. SHANNON
                                                -------------------------------
                                                Kathleen E. Shannon
                                                Vice President and Secretary


                                            AMERICAN HOME ASSURANCE COMPANY


                                            By: /s/ EDWARD E. MATTHEWS
                                                -------------------------------
                                                Edward E. Matthews
                                                Senior Vice President


                               Page 7 of 7 Pages